Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 17, 2011

DATE, TIME AND PLACE: On February 17, 2011 at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor in the city and state of São Paulo.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

In light of the growing debate surrounding management compensation of financial institutions and with a view to aligning the best practices of governance instituted at a national and international level as well as to assure equilibrium in the institution’s risk management practices, the directors have recognized the need to create a specific committee to discuss the compensation of the Itaú Unibanco Conglomerate’s principal executives. For this purpose, the constitution of a compensation committee (“Compensation Committee”), is hereby ratified, the principal functions of the said committee being to:

I.	discuss and analyze existing compensation models for Itaú Unibanco S.A. and for Itaú BBA S.A. (including the treasury area);

II.	propose the compensation package of the Company’s Chief Executive Officer for Board approval;

III.
assess and approve the compensation packages proposed by the Chief Executive Officer for the Vice Presidents of Itaú Unibanco S.A. and for the Chief Executive Officer and the Vice Presidents of Banco Itaú BBA S.A., including fixed and variable compensation, benefits and long-term incentives.

Additionally, the Compensation Committee shall evaluate the impact of National Monetary Council Resolution 3,921/2010 and other legislation with respect to existing compensation in the countries in which subsidiaries of the Company operate, proposing the necessary measures to ensure compliance with these norms.

The Board of Directors shall appoint on an annual basis the members to make up the Compensation Committee.

MEETING OF THE BOARD OF DIRECTORS OF OCTOBER 30 2009 OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

Appointments of the Directors Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Henri Penchas, Israel Vainboim and Pedro Luiz Bodin de Moraes are hereby ratified to sit on the Compensation Committee. The decisions taken by the Compensation Committee at its meeting held on February 16, 2011 in which a decision was taken on the compensation packages for the executives cited under items “II” and “III” above are also hereby ratified.

Finally, the Directors approved that the creation of the Compensation Committee and the new division of competencies among the Committees of the Board of Directors be reflected in the Company’s Corporate Governance Policy, the text of which shall be ratified by this Board of Directors in due course.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise further issues, the meeting was declared closed, these minutes being drafted and having been read and approved, were signed by all. São Paulo (SP), February 17, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer